October 22, 2004

Mail Stop 0409

Robert J. Stetson
President and Chief Executive Officer
U.S. Restaurant Properties, Inc.
12240 Inwood Road, Suite 300
Dallas, Texas  75244

Re:	U.S. Restaurant Properties, Inc.
      Registration Statement on Form S-4 Filed September 20, 2004
      Registration No. 333-119116

Dear Mr. Stetson:

      This is to advise you that we have reviewed only those portions of the above registration statement that relate to the narrative discussion of the proposed mergers and the accounting treatment proposed in your cover letter as it pertains to the accounting treatment for the mergers, the presentation of pro forma financial information under multiple scenarios and the restatement of previously issued financial statements. We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please supplementally provide us with copies of these materials and indicate the date they were first used. Please provide us with forms of the proxy cards.

2. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

3. Please include the disclosure required by Item 1 of Schedule
14A
and Rule 14a-5(e) relating to shareholder proposals.

4. We note that the Class A preferred shares to be issued by USRP are callable at any time and the Class C are callable at any time after an as yet undisclosed date in 2009. Please revise the title of the preferred shares so that they reference the callable features.
5. We note from your notices to stockholders that the proxy may confer upon the persons named as proxies discretionary authority to vote with respect to other matters properly presented at the special meeting. Please tell us supplementally which of the general categories of matters identified in Rule 14a-4(c) as properly being the subject of discretionary authority may be presented at the special meeting. In addition, if discretionary authority is to be conferred with respect to matters which you do not know are to be presented at the special meeting, please include in your proxy statement and/or your form of proxy as appropriate to include the statement to that effect required by Rule 14a-4(c)(3).

Prospectus Cover Page

6. Please revise to include the time, date and place information for the meetings. Refer to Item 1 of Schedule 14A.

7. Please identify the persons making the proxy solicitation.
Refer
to Item 4 of Schedule 14.

8. Please briefly summarize the material conditions to the consummations of the mergers.

9. Please disclose the dollar value of the common and preferred stock to be received in the mergers per share as a result of the exchange ratios.

10. Please revise to list the ticker symbols and the exchange on which shares of USRP trade and the prices of each on the day immediately preceding the public announcement of the merger.

11. Please disclose here and in the summary the aggregate dollar consideration to be paid to shareholders and unitholders.

Questions and Answers About the Mergers, the Special Meetings and the
Consent Solicitations, page 1

12. Please revise so that the Q&A section does not repeat
information
in the summary.   Refer to the direction provided in Rule 421 of
Regulation C and Release 33-7497.

13. Please revise to include as one of the first questions a question as to when the original Income Fund partnership offerings contemplated liquidation and return of the investment and why that is no longer happening. Please include the information from the original offerings rather than the duration of the limited partnership under its limited partnership agreement. Similarly, please revise to disclose that by December 31, 2005 CNLRP would be required to list its shares on a national securities exchange or over the counter market or commence liquidation.

14. Please revise the summary and the risk factors to highlight the fact that since the Class A preferred shares may be redeemed by USRP at any time and the Class C at any time after 2009 for an amount equal to $25, it is unlikely that the market price for the shares will ever exceed $25.

15. Please provide a brief description of the material terms of the
Series A and Series C preferred stock to be issued in the Income Fund merger and CNLRP Merger, respectively, in the answer to the question
"What will I receive in the merger?" Please include disclosure regarding the listing of the preferred stock.

Why are the parties proposing to merge?, page 1
16. The discussion of the reasons why management is making the offer should be presented in a balanced format to present the detriments of the offer. The detriments should be presented in a question immediately following this question or within this question and presented in the same format as the benefits are being presented. The discussion here as well as the discussion on page 13 of the adverse effects of the offer and the discussion of the negative factors considered should include disclosure that:

* Distributions from USRP are likely be lower than the distributions presently received by CNLRP stockholders, quantifying pro forma amounts;
* Income per share of USRP is likely to be lower than income per share of CNLRP, quantifying pro forma amounts;
* If true, the book value per unit of each of the Income Funds exceeds the offered cash value per unit;
* Limited partners in the Income Funds will be foregoing their right to all future distributions made by the Income Funds, including distributions from any net proceeds of a sale or refinancing of the
Income Funds` assets or distributions upon liquidation of the Income
Funds, which distributions could be higher than the amounts realized from the sale of Series A preferred stock;

* Limited partners in the Income Funds who exchange for preferred shares will relinquish their right to share in any future appreciation in the value of the assets;

* The prices at which the preferred shares trade may be substantially less than the liquidation preference of $25 per share;
* Holders of the preferred shares will have substantially less voting rights than limited partners of the Income Fund and holders of common stock;
* The Income Funds` General Partners` affiliation with CNLRP creates a conflict of interest and a brief description of the benefits to be received by the General Partners and management of CNLRP;
* The exchange of interests in the Income Funds for shares of USRP will generally be a taxable event for federal income tax purposes that may result in gain.
What will I receive in the merger?, page 2

17. We note that you have disclosed the liquidation preference for the preferred shares. Please revise to clarify that the liquidation preference of the preferred shares does not entitle holders of preferred shares to receive any minimum amount upon liquidation of the but instead only entitles them to receive a portion of any funds available for distribution in the event of a liquidation, after all creditors and other obligations have been paid, prior to any distributions to the holders of common stock. Please also revise to clarify that although any unpaid distributions will accumulate, no interest will be paid with respect to those unpaid distributions. Will I receive future distributions with respect to the shares of USRP common stock and preferred stock that I receive in the merger?, page 4

18. Please revise to disclose historical information of dividends paid by USRP rather than annualizing the last dividend. Further, please revise to disclose the same information regarding dividends paid by CNLRP. In this connection we note your statement on page 41 that you have not included distributions per share for CNLRP from 1995 through 1998 because the actual amounts varied depending upon the date of purchase. Please revise to disclose a separate chart depicting the dividends paid for the last three years by CNLRP.

19. Please revise to clarify that all distributions payable with respect to the preferred shares are not guaranteed to be paid, and that, prior to being made, each such distribution must be approved by the board of directors and may only be paid out of legally available funds.
20. Please revise to clarify that, because holders of common and preferred shares will not share in any appreciation in the value of
USRP`s assets, the return on their investment will never exceed the amount of the preferential distributions and may be less than that amount.

What are the tax consequences of the merger to me?, page 4

21. Please supplementally advise us why counsel is assuming that the
Series C preferred stock is not classified as "nonqualified preferred stock." Please note that if counsel does not believe that this is a taxable transaction counsel must include an opinion of counsel regarding the material tax consequence to investors.

Summary, page 8

22. Please revise the introductory paragraph to clarify that this section summarizes all material information, not merely selected information.

23. Please revise to clarify how the consideration to be received by the limited partners of the Income Funds and CNLRP stockholders was determined. In this connection, please provide a clear and detailed discussion of all bases considered in determining each exchange ratio. Please do not provide a description of the manner in which the ratios were determined, for example, the parties who determined the ratios, but rather the bases for such determination.

24. Please revise to clarify the nature of the amendment to CNLRP`s charter and the Income Funds limited partnership agreements that stockholders and limited partners are being asked to vote upon.

CNL Restaurant Properties, Inc., page 8

25. Please disclose that CNLRP`s common stock is not listed on any exchange or otherwise publicly traded.

The Mergers-What the Income Fund Limited Partners will Receive in the
Mergers, page 11

26. Please add a column to the table for fund inception date.

      The Mergers -  Ownership of the Combined Company, page 13

27. Please disclose what percentage of the Series A preferred stock will be held by Income Fund holders upon consummation of the Income
Fund mergers.

      The Mergers - Risks Relating to the Mergers, page 13

28. Please disclose in the third bullet that you have already incurred substantial expenses in connection with the merger.

29. Please add a risk factor that investors may receive lower distributions on the newly issued USRP shares than they have historically received on their CNLRP shares or Income Fund units.

30. Please revise the last bullet point to quantify the debt of the combined company and to disclose the risk that this will limit its ability to make distributions.

      The Mergers - Conditions to the Mergers, page 13

31. Please revise the seventh bullet to more clearly state the condition.

      The Mergers - Termination of the Mergers, page 14

32. The use of quotation marks around words suggests a defined term.
Please remove the quotation marks from the terms "acquisition proposal" and "superior proposal" or, if the common meaning is not accurate, provide a more accurate description.

Recommendations of Boards of Directors and General Partners and
Opinions of Financial Advisors, page 15

33. Please revise this section to reflect the recommendations of the respective boards of directors and general partners with respect to the proposed amendments to the organizational documents.

Conflicts of Interest of General Partners, Directors and Executive Officers in the Mergers, page 16

34. In the third bullet, please summarize the consideration to be received by Messrs. Seneff and Bourne in the mergers.

35. Please disclose the aggregate dollar amount of severance payments that may be paid to the executive officers of USRP as a result of the mergers.

      Material Federal Tax Consequences of the Mergers, page 17


36. Please clarify that holders of CNLRP common stock and limited partners of the Income Funds should consult their tax advisors for advice regarding their particular tax circumstances. The prospectus should disclose the general federal income tax consequences of the merger.

Risk Factors, page 26

37. Please conform this section to changes made to the summary.

The Chairman and Vice-Chairman of CNLRP have interests in the completion of the CNLRP merger that may conflict with the interests of other CNLRP stockholders, page 27

38. Please disclose in the third bullet the treatment of the amounts owed to Mr. Seneff in connection with the mergers.

Tenant bankruptcy proceedings could negatively affect the combined company`s income, page 30

39. Please quantify, based on percentage of total base rent or some other metric, the amount of tenant bankruptcies suffered by each of
USRP, CNLRP and the Income Funds.

The combined company may not be able to re-lease properties upon the termination or expiration of leases at comparable lease rates or at all, page 30

40. Please quantify the percentage of the combined company portfolio that is subject to near-term lease expiration.

The amount of debt that the combined company will have and the restrictions imposed by that debt could adversely affect its business and financial condition, page 31

41. Please revise to provide a separately captioned risk factor that the $1.2 billion in debt of the combined company will limit its ability to make distributions.

Distribution Policy, page 39

42. We note that the successor company expects to maintain the current distribution level of USRP. Please reflect either the most recent quarterly dividend paid or the historical dividends paid for the prior 12 months.

CNL Restaurant Properties

43. We note your statement that the operations of the specialty finance segment have not contributed to distributions of common stock and that CNLRP elected to reinvest and not distribute earnings of its specialty finance segment. We note further your disclosure that because of the difficulties experienced by such segment beginning in
2001, Mr. Seneff made loans or purchased shares in order to maintain
CNLRP`s historical level of distributions during this period. Please revise to clarify how these loans and purchases were necessary to fund distributions if the revenues from the specialty finance segment were not included in the amount required to calculate 90% of taxable income.

44. We note your discussion that the ability of CNLRP to fully fund distributions from operations has been affected by negative developments in the franchise asset-backed securitization market. Please revise to provide a similar explanation regarding how USRP funded its distributions. In this connection we note your disclosure from your 10-K for the period ended December 30, 2003 that of the $1.32 of common stock dividends declared in 2003, $0.805 or 60.99% represented an ordinary dividend, $0.41 or 31.06% represented return of capital and $0.105 or 7.95% represented a 20% rate long-term capital gain.

The Proposed Mergers, page 51

	Background of the Mergers, page 51

45. In a clear and detailed discussion, please describe how the merger consideration was determined, including all bases considered in the determination.

46. Please provide additional disclosure regarding the Income Fund general partners discussions with "Investor Z", the determination that a potential cash offer of up to $550 million in cash was not worth pursuing, and whether the general partners or their financial advisors pursued additional negotiations with Investor Z following the USRP withdrawal of its terms on February 17.

47. Please revise your disclosure to describe in reasonable detail, every significant contact, negotiation or discussion between the parties and their representatives. The disclosure should include the names of the persons who attended each meeting, the nature and substance of the discussions and the positions taken by the parties.
The disclosure should also provide stockholders and limited partners with an understanding of how, when and why the terms of the proposed transactions evolved during the course of the parties` discussions.
In this connection, please make the following revisions:

* We note the statement on page 56 that on February 17, 2004, USRP withdrew its previous terms to CNLRP and presented revised terms based on changes in the trading price of USRP`s common stock and "certain due diligence issues." Please revise to describe in more detail the revised terms presented and the "certain due diligence issues" and the changes in the trading price that led to the suspension in negotiations.

* Please describe in more detail the terms of the revised proposals and alternatives presented in late February and early March and the reasons for the rejection of each such proposal and alternative.

* We note that the potential advantages of listing of CNLRP shares in conjunction with a public-market equity raise with proceeds funding a cash offer for the Income Funds were discussed at a meeting on March
10, 2004. Please revise to disclose the nature of the advantages discussed and why this alternative was rejected.

* Please revise to discuss in more detail the "certain valuation" issues that Messrs. McWilliams and Stetson expressed an interest in pursuing at the meeting on May 10, 2004.

* Please revise to discuss in more detail the "possible structures for a merger transaction" that were discussed in the meeting on May
18, 2004.

* We note that on May 28, 2004 USRP`s financial advisors discussed prices for the Income Funds that were lower than those discussed earlier in the year. Please revise to disclose the prices discussed on May 28, 2004 and those discussed earlier in the year.

Reasons for the Mergers, page 59

48. Please disclose whether the USRP special committee considered the lease rollover risk of the Income Fund portfolio as a negative factor of the proposed merger.

49. We note your disclosure that the Income Fund general partners considered alternatives to the mergers, including a property liquidation, but determined that the mergers were "more desirable."
Please include additional disclosure regarding why the general partners concluded the mergers were more desirable and disclose whether the general partners or their financial advisors conducted a valuation analysis of the portfolio in a liquidation scenario.

50. Describe how each factor affected the board`s fairness and best
interests determination and recommendation.  Address why and how the
board determined the merger is fair to and in the best interests of
shareholders rather than simply itemizing the factors considered by
the board. Quantify relevant factors, particularly those that relate
to the financial implications of the proposed merger.  If no analysis
to quantify particular factors was undertaken, describe why not
and
discuss how the conclusions were reached in the absence of such data.
In this connection we note, for example only, the second factor listed on page 62 and the seventh factor listed on page 63. Further, please revise to describe each factor considered rather than cross-
referencing to the "risk factor" discussion as you have on pages
61
and 63.

Opinions of Financial Advisors, page 66

51. Please supplementally provide us with copies of any materials prepared by the financial advisors in connection with their fairness opinions, including, among other things, any "board books," drafts of fairness opinions provided to the boards of directors or general partner, as the case may be, and any summaries of presentations made to the boards of directors or general partners. We may have further comment on your disclosure once we have had the opportunity to review those materials.

52. To the extent certain financial information, including financial projections, were exchanged among the parties and/or provided to the financial advisor, please provide the staff with copies of all non-public information received by the companies, their affiliates and representatives that led to the execution of the merger agreement. If you conclude that the non-public information is not material and therefore need not be disclosed, please provide the basis for that conclusion.

Valuation Analysis, page 67

53. In the note to the consideration table, please disclose the beginning and end date of the twenty-day period and clarify the valuation method of the Series C preferred stock.

Net Asset Valuation Analysis, page 97

54. Please disclose how the financial advisor determined the range of capitalization rates used in the net asset valuation analysis and the discounted cash flow analysis.

55. Please disclose the "customary fee" to be paid to Wachovia
Securities upon consummation of the Income Fund mergers.

The Merger Agreements, page 101

56. Please add disclosure regarding the indemnification provisions of the agreements and the provision relating to the assumption of CNLRP employee compensation plans.

Covenants, page 104

57. Please provide additional disclosure regarding the resignation of the officers and directors of USRP upon consummation of the mergers.

Conflicts of Interest of General Partners, Directors and Executive Officers in the Mergers, page 120

	General Partners of the Income Funds, page 120

58. Please disclose that the combined company will assume the loans made by Mr. Seneff.

Directors and Executive Officers of CNLRP, page 120

59. Please disclose that the CNLRP directors and executive officers will receive equivalent positions in the combined company, that certain current employment agreements will be assumed by the combined company and that the combined company will have more stringent takeover protections than CNLRP.

Comparison of Rights of Holders of CNL Restaurant Properties
Common
Stock and U.S. Restaurant Properties Common Stock, page 148

60. Please disclose the length of the term of directors for each company.

61. Please disclose the ownership limitations for each company.

Business Relationships Between CNL Restaurant Properties and the
Income Funds, page 180

62. Please disclose whether or not there have been any relationships or transactions described in Item 6 to Form S-4 between USRP and CNLRP or the Income Funds.

Experts, page 181

63.  Please identify the accountants.

Legal Matters, page 182

64. Please specify that the certain tax matters will include a REIT qualification opinion and a IRC Section 368(a) opinion.

Proposals to Adopt Amendments to Organizational Documents, page
183

	Amendments to CNL Restaurant Properties` Articles of
Incorporation and Bylaws, page 185

65. Please disclose why the proposed amendment is a necessary condition to the merger agreement.

Where You Can Find More Information, page 189

66. Please incorporate CNLRP`s Form 8-A.

Part II.  Information Not Required in Prospectus

Item 20.  Indemnification of Directors and Officers

67. Please disclose whether the company maintains director and officer insurance.

Exhibits

68. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them.

Cover Letter Dated September 20, 2004

Restatement of Audited Financial Information

69. We note that the Companies intend to restate their financial statements to reflect the sale or planned sale of certain assets in
2004 as discontinued operations as well as for retroactive application of FIN 46. The Form 10-Ks were correct when filed and accordingly, revisions to audited financial statements should be made in a Form 8-K rather than amending your Form 10-Ks. Please revise accordingly and incorporate the Form 8-Ks into your joint proxy statement/prospectus.

70. Also, when the Companies file the Form 8K`s with restated financial statements, please allow sufficient time in your schedule for the Staff to review this financial information prior to requesting acceleration of effectiveness.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Kathleen Collins, Branch Chief, at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1766 with any other questions.



Sincerely,



Elaine Wolff
Special Counsel



cc:	Kenneth L. Betts (via facsimile)
	Thomas H. McCormick
	William J. Conti




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U.S. Restaurant Properties, Inc.
Page 13